Mail Stop 4561

March 25, 2008

<u>VIA U.S. MAIL AND FAX (813) 289-5553</u>

Giuseppe Crisafi
CFO
The Amacore Group, Inc.
1211 North Westshore Boulevard, Suite 512
Tampa, FL 33607

>   **Re: The Amacore Group, Inc.**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed April 17, 2007**
>   **Form 10-QSB for Quarterly Period Ended**
>   **June 30, 2007**
>   **Filed August 20, 2007**
>   **File No. 000-27889**

Dear Mr. Crisafi:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant